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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b)(c), AND (d)
                          AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-(2)(b)

                            (AMENDMENT NO.________)(1)


                            AKAMAI TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00971T101
                                 (CUSIP Number)

                                October 29, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1(b)

          [ ]     Rule 13d-1(c)

          [X]     Rule 13d-1(d)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 000971T101               13G                       Page 2 of 6 Pages
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-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        F. Thomson Leighton
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)
                                                         (b)
        Not Applicable
-------------------------------------------------------------------------------

3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER


                               9,209,750 shares
                        -------------------------------------------------------
   NUMBER OF SHARES     6      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON          0 shares
         WITH           -------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER


                               9,209,750 shares
                        -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER


                               0 shares
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        9,209,750 shares
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


        Not Applicable
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        9.97%
-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*


        IN
-------------------------------------------------------------------------------

                     * See Instructions before filling out.
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CUSIP No. 000971T101               13G                       Page 3 of 6 Pages
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Item 1(a).        Name of Issuer:


                  Akamai Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  500 Technology Square, Fifth Floor
                  Cambridge, MA 02139

Item 2(a).        Name of Person Filing:

                  F. Thomson Leighton

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the reporting person is:

                  c/o Akamai Technologies, Inc.
                  500 Technology Square, Fifth Floor
                  Cambridge, MA 02139

Item 2(c).        Citizenship:

                  F. Thomson Leighton is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e).        CUSIP Number:

                  CUSIP No. 00971T101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

                  (a) Broker or dealer registered under Section 15 of the
                      Exchange Act.

                  (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

                  (c) Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

                  (d) Investment company registered under Section 8 of the
                      Investment Company Act.

                  (e) An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

                  (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)91)(ii)(F);
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CUSIP No. 000971T101               13G                       Page 4 of 6 Pages
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                  (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

                  (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  F. Thomson Leighton

                  (a) Amount Beneficially Owned by F. Thomson Leighton:
                      9,209,750 shares

                  (b) Percent of Class: 9.97%

                  (c) Number of Shares as to which F. Thomson Leighton has:

                           (i)   Sole power to vote or to direct the vote:
                                 9,209,750 shares

                           (ii) Shared power to vote or to direct the vote: 0 shares

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 9,209,750 shares

                           (iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.
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CUSIP No. 000971T101               13G                       Page 5 of 6 Pages
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Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.
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CUSIP No. 000971T101               13G                       Page 6 of 6 Pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000
                                          /s/ F. Thomson Leighton
                                          ------------------------------------
                                          F. Thomson Leighton
                                          Chief Scientist and Director